SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2015
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Special Meeting of Shareholders scheduled for May 19, 2015.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: April 16, 2015
	By:	/s/ Itai Loewenstein
Name: Itai Loewenstein
Title: Chief Financial Officer

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON May 19, 2015

NOTICE IS HEREBY GIVEN that on Tuesday, May 19, 2015, at 4:00 p.m. Israel time, the Special Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.	To approve the terms of service of the Company's Chief Executive Officer, Mr. Gil Hochboim, commencing as of March 3, 2015;

2.	To approve an exemption and indemnification letter for Mr. Oleksander Granovski for a three-year period commencing December 2, 2014; and

3.	To re-elect Mrs. Ayelet Eliav as an External Director of the Company for a second three-year term.

In addition, shareholders may transact such other business as may properly come before the Meeting or any adjournment thereof.

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than May 17, 2015 at 4:00 p.m. Israel time).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than May 17, 2015 at 4:00 p.m. Israel time).

The Company has fixed the close of business on April 13, 2015 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting.  Only shareholders of record at the close of business on April 13, 2015 (the “Record Date”) are entitled to vote at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

You are cordially invited to attend the Meeting.  Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from April 26, 2015 until April 29, 2015, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

By order of the Board of Directors

/s/ Zwi Williger
Zwi Williger
Chairman	Dated: Yavne, Israel, April 16, 2015

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street,Northern Industrial Zone,
Yavne 8122216 Israel

PROXY STATEMENT
______________________________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Special Meeting (the “Meeting”) of the Company to be held on May 19, 2015 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, and at any adjournment thereof.  This proxy statement and the proxies solicited hereby will first be sent or delivered to shareholders on or about April 20, 2015.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein.  If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization.  A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices at least 24 hours prior to the Meeting.  If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.  If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification.  Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of each of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.  Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders.  If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The approval of Proposal 1 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of Proposal 2 require the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of Proposal 3 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal other than a personal interest not resulting from a relationship with the controlling shareholder (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Please note that you are required to indicate on the proxy card (i) with respect to Proposals 1 and 3 whether or not you are a controlling shareholder of the Company, or acting on its behalf, or have a personal interest in the approval of the proposal as provided above, or (ii) with respect to Proposal 2 whether or not you have a personal interest in the approval of the proposal. If you fail to so indicate on the proxy card, your vote will not be counted with respect to the Proposal(s) for which you failed to provide notification.

Only shareholders of record at the close of business on April 13, 2015 (the “Record Date”) are entitled to vote at the Meeting.  At the close of business on the Record Date, 13,107,579 Ordinary Shares were outstanding and eligible for voting at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from April 26, 2015 until April 29, 2015, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law, 5759-1999 (the "Companies Law"), you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, not later than April 23, 2015. Our Board of Directors may respond to your notice not later than May 7, 2015.

Following the Meeting, one or more shareholders holding, at the Record Date, at least 655,379 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

THIS PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of April 13 2015, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 13,107,579 Ordinary Shares outstanding as of April 13, 2015.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi Food Investments Ltd. (“Willi Food”) (1)	7,780,614	59.36%
B.S.D Crown Ltd. (formerly Emblaze Ltd.) (2)	8,418,355	64.23%
All directors and officers as a group (3) (3 persons)	8,428,355	64.25%

(1)
Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.  The business address of B.S.D Crown Ltd. is 132 Menahem Begin Rd., Azrieli Center 3, Tel-Aviv, Israel.

(2)
Includes (i) 7,780,614 Ordinary Shares owned by Willi Food Investments Ltd. (ii) 133,334 Ordinary Shares held directly by B.S.D Crown Ltd., and (iii) 504,407 Ordinary Shares held by Zwi Williger, who has granted to B.S.D Crown Ltd. an irrevocable proxy with respect to those shares.

(3)
Includes the shares held by B.S.D Crown Ltd., which may be deemed to be owned by Mr. Oleksander Granovski, a director and an indirect controlling shareholder of the Company.  Mr. Granovski disclaims beneficial ownership of such shares extent to the extent of his pecuniary interest therein.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as April 13, 2015, 4,689,224 Ordinary Shares (approximately 35.77% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 5% or more of the Company's outstanding Ordinary Shares.

Audit Committee

The Company’s Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Mrs. Ayelet Eliav, Mr. Boaz Nissimov and Mr. Ilan Cohen qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee. At the Meeting, the shareholders will be asked to re-elect Mrs. Ayelet Eliav as an External Director.

The responsibilities of the Audit Committee under the Companies Law include identifying irregularities in the management of the Company’s business, approving related party transactions as required by law, reviewing the Company's internal controls and examine the scope of work of the external auditor and its compensation.

Compensation Committee

In addition, under the Companies Law, the compensation committee of a public company must consist of at least three members, and all of the external directors must be members of the committee and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law. Ayelet Eliav (Chair), Boaz Nissimov and Ilan Cohen are members of the Board of Director’s Compensation Committee and qualify to be members of a compensation committee under the Companies Law.

Among the responsibilities of the Compensation Committee under the Companies Law are to recommend to the Board of Directors the compensation policy for the Company's officers and to determine whether to approve the terms of office and employment of the Company's officers in situations that require the approval of the Compensation Committee under law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

PROPOSAL NO. 1	APPROVAL OF THE TERMS OF SERVICE OF MR. GIL HOCHBOIM, CHIEF EXECUTIVE OFFICER OF THE COMPANY

The Companies Law requires that the terms of service and employment of the Company’s Chief Executive Officer ("CEO") be approved by the Company’s Compensation Committee, the Board and then by a special majority of the shareholders of the Company. The terms of compensation must also be in accordance with the Company's Compensation Policy for Directors and Officers ("Compensation Policy").

Following resignation of Mr. Emil Budilovsky from the position of CFO on March 2, 2015, the Board of Directors of the Company determined to re-appoint Mr. Gil Hochboim as CEO. Mr. Gil Hochboim has served as the CEO since March 3, 2015. At the Meeting, the shareholders will be asked to approve the terms of service of Mr. Hochboim, commencing as of March 3, 2015, which are as follows:

•	Gross monthly payment of NIS 43,000 (approximately USD 10,750) ("Monthly Payment");

•	Additional one monthly payment per year ("MASKORET 13"), payable at the end of each year;

•
An annual bonus at a rate of 0.5% of the Company’s operating income before bonuses payable to officers and employees ("Bonus Base") exceeding NIS 8 million, provided that the Bonus Base is higher than NIS 18 million (in which case Mr. Hochboim's bonus will relate to the Bonus Base that exceeds NIS 8 million) ("Annual Bonus"). In accordance with the Compensation Policy, the Annual Bonus is capped at eight Monthly Payments, and if it exceeds 6.5 Monthly Payments the remainder would be carried over to the next year;

•
Benefits and reimbursement of expenses incurred in the course of his employment (in each case subject to the Company’s policies from time to time), customarily provided by the Company to its senior employees, such as insurance pension, education fund, vehicle for the use of Mr. Hochboim or full payment for the use of his own vehicle, mobile phone, professional development training and professional fees, subscription for a daily financial newspaper, foreign and domestic travel costs, and reimbursement of other expenses incurred by Mr. Hochboim while providing services to the Company, in each case against the provision of receipts;

•
22 vacation days per year, during which days Mr. Hochboim would not provide services to the Company. Subject to applicable law, unused vacation days could be accumulated and paid for in lieu of taking such days as vacation;

•	In the event Mr. Hochboim's employment is terminated, for whatever reason, he would be entitled to the proportional part of the MASKORET 13 and the Annual Bonus for the year in which he is terminated;

•
Each of the Company and Mr. Hochboim may terminate Mr. Hochboim's employment at any time, and for any reason, by prior written notice delivered to the other party. If termination is being made by the Company, the prior written notice shall be at least 4 months, if termination is being made by the Mr. Hochboim, the prior written notice shall be at least 45 days.

The terms of the exemption and indemnification letter that was previously granted to Mr. Hochboim, shall continue to apply in his current position.  Mr. Hochboim shall also continue to be included in the Company's D&O insurance policy.

Below is a summary of Mr. Hochboim's background and qualifications:

Gil Hochboim, Chief Executive Officer, was re-appointed as CEO of the Company in March 3, 2015. In December 10, 2014 Mr. Hochboim was appointed as Deputy CEO of the Company after serving as CEO of the Company between February 2012 and December 10, 2014 and as Vice President of the Company between June 2007 and February 2012. Mr. Hochboim served as Chief Financial Officer of the Company between August 2000 and October 2006. Between March 1998 and August 2000, he served as deputy manager of Ha’menia Goods Transport Corp. Ltd., and between April 1995 and February 1998, as deputy comptroller of Dan Hotels Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel Aviv, Israel.

Following the approval by the Company's Compensation Committee and the Board of Directors, it is proposed to approve the terms of service between the Company and Mr. Hochboim with respect to Mr. Hochboim's service as CEO in accordance with the terms of the Compensation Policy, effective as of March 3, 2015.

It is proposed that the following resolution be adopted:

"RESOLVED, to approve the terms of service of Mr. Gil Hochboim, the Chief Executive Officer of the Company, in accordance with the Compensation Policy, commencing as of March 3, 2015."

The approval of Proposal 1 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 1.

PROPOSAL NO. 2	APPROVAL OF EXEMPTION AND INDEMNIFICATION LETTER FOR MR. OLEKSANDER GRANOVSKI

The Israeli Companies Law and the Company's Articles of Association authorize the Company to agree in advance to exempt and indemnify its directors and officers, subject to certain conditions and limitations and in accordance with the Company's Compensation Policy.  In the past, the Audit Committee, Board of Directors and the General Meeting of Shareholders have approved the granting of exemption and indemnification letters to all of the Company's directors and officers. In accordance with the Companies Law, exemption and indemnification letters provided to directors and officers deemed to be controlling shareholders (within the meaning of the Companies Law) must be approved for a three-year period by the Compensation Committee, Board of Directors and then by a special majority of the shareholders. Mr. Oleksander Granovski is deemed to be a controlling shareholder of the Company under the Companies Law, and as such, the approval of this proposal is subject to the approval by a special majority of the shareholders.

For the avoidance of doubt, the exemption and indemnification letter which is the subject of this proposal is identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005, for all directors and officers.  A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link: http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

The Compensation Committee and Board of Directors believe that approval of the exemption and indemnification letter granted to Mr. Oleksander Granovski in his capacity as a director of the Company is in the Company’s best interest and unanimously granted their approval. Mr. Oleksander Granovski did not participate in the meetings of the Compensation Committee and the Board of Directors that granted such approval.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the exemption and indemnification letter for Mr. Oleksander Granovski for a three-year period commencing December 2, 2014.”

The approval of Proposal 2 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 2.

PROPOSAL NO. 3	RE-ELECT MRS. AYELET ELIAV AS AN EXTERNAL DIRECTOR FOR AN ADDITIONAL PERIOD OF THREE YEARS

The Board of Directors has proposed to re-elect Mrs. Ayelet Eliav as an External Director for an additional term of three years, starting May 17, 2015.  Mrs. Eliav has served as an External Director since May 17, 2012 and her term will expire on May 16, 2015. Mrs. Eliav is to serve together with Mr. Boaz Nissimov, who serves as the other External Director of the Company.

Companies Law Requirements Regarding External Directors

We are subject to the provisions of the Companies Law which requires that we have at least two External Directors.  See Proposal No. 3 below for a description of certain persons that may not serve as External Directors under the Companies Law.  Until the lapse of two years from termination of office, a company, its controlling shareholder, or a company controlled by such controlling shareholder, may not engage an External Director or his or her spouse or child to serve as an officer in the company or in any entity controlled by the controlling shareholder, and cannot employ or receive professional services for consideration from that person, and may not grant such person any benefit either directly or indirectly, including through a corporation controlled by that person.  The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

Under the Companies Law, at least one of the external directors is required to have Accounting and Financial Expertise and the other External Directors are required to have Professional Expertise.  Under regulations adopted under the Companies Law ("Regulations"), a director having financial and accounting expertise is a person who is determined by the Board, due to his or her education, experience and qualifications, to be highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the Regulations, a director has "Professional Expertise" if he or she satisfies one of the following:

(i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law, or public administration;

(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii) the director has at least five years of experience in one or more of the following (or a combined five years of experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination.

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee and compensation committee must include all the external directors.

A person may not serve as an external director if such person is a relative of the controlling shareholder or if, on the date of the person’s appointment or within two years prior to that date, the person, or his or her relatives, partners, employers, someone to whom he is subordinated directly or indirectly or entities under the person’s control, have or had any affiliation with us, any entity controlling us, any relative of our controlling shareholder or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be external director on an initial public offering.

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he or she is subordinated directly or indirectly or any entity under the person’s control has a business or professional relationship with an entity with which an affiliation is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationships). In addition, a person who received compensation other than the compensation permitted by the Companies Law may not serve as an external director.

In addition, a person may not serve as an external director if that person’s position or other business activities create, or may create a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board, who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

The Companies Law provides for an initial three-year term for an external director which may be extended for additional two three-year terms.

External directors may be compensated only in accordance with the Regulations. The Regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the Regulations, an amount within a range set in the Regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the Regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders.

Compensation of external directors must be determined prior to their consent to serve as an external director. Mrs. Eliav's compensation will continue to be as the same as all other directors of the Company and shall be equal to the determined amounts per meeting and the minimal annual amounts, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended. Mrs. Eliav will also be entitled to an exemption and indemnification letter and to be included in the same director’s and officers’ insurance policy as all other directors of the Company.

An external director is prohibited from receiving any other compensation, directly or indirectly, in connection with his or her service.

The following information with respect to Mrs. Eliav is based on the records of the Company and information furnished to it by Mrs. Eliav.

Ayelet Eliav, age 45, has been serving as Chief Executive Officer of AEL Ltd., an importer of name-brand shoes, since 2006.  Between 2002 and 2006, Mrs. Eliav was the Manager and Chief Financial Officer of Globus International Packages and Transporting Ltd., which manufactures packaging materials and provides transportation services.  Between 1999 and 2002, she was the Chief Financial Officer of Opticana, which sells optical products.  During 1998, she was Manager and Chief Financial Officer of Future International Transporting Ltd., which provides international transportation services, and between 1993 to 1998 she was a senior tax inspector in the Income Tax Department in the Ministry of Finance.  Mrs. Eliav is a certified public accountant (Israel).  She holds a LLB from the Interdisciplinary Center in Herzliya, Israel, and she received her BA in Accounting and Business Management from the College of Management in Tel Aviv, Israel.

Mrs. Eliav has notified the Company by filling out a questionnaire that she complies with (i) all the requirements under the Companies Law for serving as an External Director, and (ii) all the requirements under applicable Nasdaq rules for serving as an independent Director.  In addition, the Board of Directors’ has determined that Mrs. Eliav satisfies the conditions of “accounting and financial expertise” under the Companies Law.

It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that Mrs. Ayelet Eliav be, and hereby is, re-elected to hold office as an External Director of the Company for an additional three-year term in accordance with the provisions of the Companies Law and her compensation shall be equal to the determined amounts per meeting and the minimal annual amounts, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended."

The approval of Proposal 3 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal other than a personal interest not resulting from a relationship with the controlling shareholder (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 3.

INFORMATION ABOUT THE COMPANY

The complete copy of the proposal to be presented at the Meeting shall be available for public inspection each day between April 26, 2015 until April 29, 2015, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

OTHER  MATTERS

The Board of Directors knows of no other matters to come before the Meeting other than the matter referred to in the Notice of Meeting of Shareholders. However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: April 16, 2015

By Order of the Board of Directors
Zwi Williger, Chairman of the Board of Directors

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Gil Hochboim and Itai Loewenstein, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, on May 19, 2015 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR SPECIAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

May 19, 2015

Please sign, date and mail your
 proxy card in the envelope
 provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.	To approve the terms of service of the Company's Chief Executive Officer, Mr. Gil Hochboim, commencing as of March 3, 2015.

FOR	AGAINST	ABSTAIN

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 1 (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES	NO

2.	To approve an exemption and indemnification letter for Mr. Oleksander Granovski for a three-year period commencing December 2, 2014.

FOR	AGAINST	ABSTAIN

Do you have a personal interest in the approval of proposal 2? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES	NO

3.	To re-elect Mrs. Ayelet Eliav as an External Director of the Company for a second three-year term.

FOR	AGAINST	ABSTAIN

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3 other than a personal interest not resulting from a relationship with the controlling shareholder (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES	NO

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method. ☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ____________________________________________

Signature: ________________________________________

 Signature: ________________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.